John T. McKenna +1 650 843 5059 jmckenna@cooley.com	VIA EDGAR

April 20, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Jim Rosenberg, Senior Assistant Chief Accountant
Dan Greenspan, Legal Branch Chief
Preston Brewer, Staff Attorney

Re:	Paratek Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed April 2, 2015
File No. 001-36066

Ladies and Gentlemen:

We are submitting this letter on behalf of Paratek Pharmaceuticals, Inc. (the “Company”), in response to comments from the staff (the “Staff”), of the U.S. Securities and Exchange Commission (the “SEC”), received via letter dated April 16, 2015, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter.

Item 9A. Controls and Procedures, page 128

1.	Please tell us how you were able to conclude that your disclosure controls and procedures were effective at December 31, 2014 when you were unable to assess the effectiveness of your internal controls over financial reporting at December 31, 2014.

The Company respectfully advises the Staff that it is a small organization, with centralized leadership, and as of December 31, 2014, the Company only had 13 full-time employees. As such, the Company believes that information flow and decision-making for material items, risks and issues are promptly known, allowing for evaluation and disclosure by the senior management team. The Chairman and Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, have ready access to information that would impact financial statements or require disclosure.

In order to assist management in fulfilling its disclosure obligations, the Company has established and has made operational a formal Disclosure Committee with responsibility for surfacing any material items, and considering the import of the information to determine disclosure requirements on a timely basis. Beginning with the year end 2014 financial

3175 HANOVER STREET, PALO ALTO, CA 94304-1130   T: (650) 843-5000   F: (650) 849-7400   WWW.COOLEY.COM

U.S. Securities and Exchange Commission

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statement close cycle, the Disclosure Committee meets twice each quarterly period to identify appropriate disclosure requirements, address significant accounting issues, assess internal control structure, and discuss the existence of any potential misstatements or errors in the draft financial statements, as well as known or suspected fraud, or illegal acts that may have occurred during the respective period. The Disclosure Committee is comprised of the CEO, President, CFO, and Chief Commercial Officer, and is managed by the Controller. The committee members are tasked with obtaining periodic updates from key members of the organization across functional areas, including manufacturing, new product and business development, research and development, and clinical trial management, to identify new risks and issues as they arise. The Company has made key members of the organization across functional areas an integral part of the disclosure process. Several drafts of the Form 10-K or 10-Q, as the case may be, are circulated to key members of the organization across functional areas for review and input throughout the compilation process.

In addition, the Company has implemented a sub-certification requirement to support the certification of the Form 10-K and Form 10-Q filings by the CEO and CFO. Sub-certification involves the signed attestation by key members of the organization across the above noted functional areas, that all material matters of which he or she is aware have been included in the respective filing or communicated to the Company’s Disclosure Committee for consideration.

The Company also utilizes annual and interim financial and non-financial disclosure checklists to evaluate reporting requirements and ensure that the requisite policies, activities and subject matter expertise are established so that an effective infrastructure exists to record and disclose required information.

Finally, management considered that although the Company’s independent registered public accounting firm did not perform an audit of the Company’s internal control over financial reporting, no material weakness in the design or operating effectiveness of internal control over financial reporting were reported during the audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2014.

In summary, management, including the CEO and CFO, considered each of the above factors in making its determination regarding the effectiveness of disclosure controls and procedures as of December 31, 2014. The Company respectfully submits that by analogy to evaluations undertaken newly public companies, its evaluation of its disclosure controls and procedures can be separated from an evaluation of its internal control over financial reporting.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130   T: (650) 843-5000   F: (650) 849-7400   WWW.COOLEY.COM

U.S. Securities and Exchange Commission

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2.	Please revise your Section 302 certifications to include the required language in paragraph 4. Refer to Regulation S-K, Compliance and Disclosure Interpretations (C&DI), Section 215.02.

In response to the Staff’s comment, the Company advises the Staff that it will file revised Section 302 certifications in accordance with C&DI, Section 215.02 with an amendment to its Annual Report on Form 10-K for the year ended December 31, 2014.

Please contact the undersigned at (650) 843-5059 with any questions regarding the above.

Sincerely,

/S/ JOHN T. MCKENNA

John T. McKenna

Cc:	Michael F. Bigham – Paratek Pharmaceuticals, Inc.

Douglas W. Pagan - Paratek Pharmaceuticals, Inc.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130   T: (650) 843-5000   F: (650) 849-7400   WWW.COOLEY.COM